Wells Fargo Advantage International Equity Fund

Effective at the close of business on July 16, 2010, Wells Fargo Advantage International Core Fund acquired the net assets of Evergreen International Equity Fund. Wells Fargo Advantage International Core Fund was renamed Wells Fargo Advantage International Equity Fund after the reorganization and became the legal survivor in the transaction.   Evergreen International Equity Fund became the accounting and performance survivor in the transaction. The purpose of the transaction was to combine 2 funds with similar investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of all of the shares of Evergreen International Equity Fund. Shareholders holding Class A, Class B, Class C, Class I and Class R shares of Evergreen International Equity Fund received Class A, Class B, Class C, Institutional Class and Class R shares, respectively, of the International Equity Fund in the reorganization. The exchange ratio and number of shares issued to the Evergreen International Equity Fund were as follows:

Acquired Fund	Exchange Ratio	Number of Shares Issued
Evergreen International Equity Fund	0.72	23,466,321 Class A
	0.72	2,096,391 Class B
	0.71	3,385,599 Class C
	0.72	41,069,005 Institutional Class
	0.71	444,042 Class R

The investment portfolio of the International Equity Fund with a fair value of $3,465,243, identified cost of $3,076,152 and unrealized appreciation of $389,091 at July 16, 2010 were the principal assets acquired by the accounting and performance survivor. The shares and net assets of the International Equity Fund immediately prior to the acquisition were 388,539 and $3,445,411, respectively. The aggregate net assets of Evergreen International Equity Fund immediately prior to the acquisition was $628,217,626. The aggregate net assets of the International Equity Fund immediately after the acquisition were $631,663,037. For financial reporting purposes, assets received and shares issued by International Equity Fund were recorded at fair value; however, the cost basis of the investments received from International Equity Fund was carried forward to align ongoing reporting of International Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed November 1, 2009, the beginning of the annual reporting period for International Equity Fund, the pro forma results of operations for the year ended October 31, 2010 would have been:

Net investment income	$7,904,908
Net realized and unrealized gains (losses) on investments	$113,808,437
Net increase in net assets resulting from operations	$121,713,345

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of the International Equity Fund that have been included in the Statement of Operations since July 19, 2010.

Wells Fargo Advantage Asia Pacific Fund

Wells Fargo Advantage Special Small Cap Value Fund

Effective at the close of business on July 16, 2010, Special Small Cap Value Fund acquired the net assets of Evergreen Small Cap Value Fund and Evergreen Special Values Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Small Cap Value Fund and Evergreen Special Values Fund. Shareholders holding Class A, Class B, Class C and Class I shares of Evergreen Small Cap Value Fund and Evergreen Special Values Fund received Class A, Class B, Class C and Administrator Class shares, respectively, of Special Small Cap Value Fund in the reorganizations. Class R shares of

Evergreen Special Values Fund received Class A shares of Special Small Cap Value Fund. Special Small Cap Value Fund was newly created to receive the assets of Evergreen Small Cap Value Fund and Evergreen Special Values Fund. Evergreen Special Values Fund became the accounting and performance survivor in the reorganizations. The investment portfolio of Evergreen Small Cap Value Fund and Evergreen Special Values Fund with fair values of $35,452,361 and $798,049,201, respectively, and identified costs of $30,733,820 and $971,212,867, respectively, at July 16, 2010, were the principal assets acquired by Special Small Cap Value Fund. For financial reporting purposes, assets received and shares issued by Special Small Cap Value Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Small Cap Value Fund and Evergreen Special Values Fund were carried forward to align ongoing reporting of Special Small Cap Value Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized gains (losses) acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund	Value of Net Assets Acquired	Unrealized Gains/Losses	Exhange Ratio	Number of Shares Issued
Evergreen Small Cap Value Fund				
	$ 35,385,583	$ 4,718,541	0.56	520,841 Class A
			0.56	167,510 Class B
			0.56	183,875 Class C
			0.59	1,139,052 Administrator Class
Evergreen Special Values Fund				
	799,508,182	(173,163,666)	1.00	25,184,391 Class A*
			1.00	1,927,434 Class B
			1.00	2,145,954 Class C
			1.00	16,097,853 Administrator Class

- Amount includes 241,431 shares of Class A issued for Class R shares.

The aggregate net assets of the Special Small Cap Value Fund immediately after the acquisitions were $834,893,765. Assuming the acquisitions had been completed August 1, 2009, the beginning of the annual reporting period for Special Small Cap Value Fund, the pro forma results of operations for the year ended July 31, 2010 would have been:

Net investment income $ 254,306
Net realized and unrealized gain on investments $187,069,382
Net increase in net assets resulting from operations $187,323,688

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Small Cap Value Fund that have been included in Special Small Cap Value Fund's Statement of Operations since July 19, 2010.

Wells Fargo Advantage Emerging Market Equity Fund
After the close of business on July 16, 2010, Emerging Markets Equity Fund (formerly Wells Fargo Advantage Emerging Markets Equity Fund II) acquired the net assets of Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The acquisitions were accomplished by a tax-free exchange of all of the shares of Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund. Shareholders holding Class A, Class B and Class C shares of Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund received Class A, Class B and Class C shares, respectively, of Emerging Markets Equity Fund in the reorganizations. Class I shares of Evergreen Emerging Markets Growth Fund received Administrator Class shares of Emerging Markets Equity Fund. Administrator Class shares of Wells Fargo Advantage Emerging Markets Equity Fund received Administrator Class shares of Emerging Markets Equity Fund. The investment portfolio of Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund with fair values of

$940,934,846 and $104,807,525, respectively, and identified costs of $794,372,539 and $105,814,107, respectively, at July 16, 2010, were the principal assets acquired by Emerging Markets Equity Fund. For financial reporting purposes, assets received and shares issued by Emerging Markets Equity Fund were recorded at fair value; however, the cost basis of the investments received from Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund were carried forward to align ongoing reporting of Emerging Markets Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired, unrealized gains/losses acquired, exchange ratio and number of shares issued were as follows:

Acquired Fund	Value of Net Assets Acquired	Unrealized Gains/Losses	Exhange Ratio	Number of Shares Issued
Evergreen Emerging Markets Growth Fund	$942,448,909	$146,562,307	1.00	28,326,028 Class A
			1.00	1,563,012 Class B
			1.00	9,580,034 Class C
			1.00	12,984,854 Administrator Class
Wells Fargo Advantage Emerging Markets Equity Fund	$140,035,923	$(1,006,582)	1.86	6,401,149 Class A
			2.04	178,594 Class B
			2.05	120,371 Class C
			1.78	954,372 Administrator Class

The aggregate net assets of Emerging Markets Equity Fund immediately after the acquisitions were $1,032,484,832.

Assuming the acquisitions had been completed November 1, 2009, the beginning of the annual reporting period for Emerging Markets Equity Fund, the pro forma results of operations for the year ended October 31, 2010 would have been

Net investment income	$ 1,886,861
Net realized and unrealized gains/losses on investments	$252,378,713
Net increase in net assets resulting from operations	$254,265,594

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Evergreen Emerging Markets Growth Fund and Wells Fargo Advantage Emerging Markets Equity Fund that have been included in Emerging Markets Equity Fund's Statement of Operations since July 19, 2010.

After the close of business on July 16, 2010, the net assets of various Evergreen Funds were acquired by various Wells Fargo Advantage Funds, which were created to receive the assets of the respective Evergreen Fund, in an exchange for shares of the Wells Fargo Advantage Fund. As the various Evergreen Funds contributed all of the net assets and shareholders to the newly created Wells Fargo Advantage Fund, the accounting and performance history of the Evergreen Fund has been carried forward in the financial statements contained herein.

Wells Fargo Advantage Fund	Acquired Evergreen Fund
Health Care Fund	Evergreen Health Care Fund
Precious Metals Fund	Evergreen Precious Metals Fund
Utility and Telecommunications Fund	Evergreen Utility and Telecommunications Fund

Class A, Class B, Class C, and Class I shares of Evergreen Health Care Fund received Class A, Class B, Class C, and Administrator Class shares, respectively, of Health Care Fund in the reorganization.

Class A, Class B, Class C, and Class I shares of Evergreen Precious Metals Fund received Class A, Class B, Class C, and Institutional Class shares, respectively, of Precious Metals Fund in the reorganization.

Class A, Class B, Class C, and Class I shares of Evergreen Utility and Telecommunications Fund received Class A, Class B, Class C, and Institutional Class shares, respectively, of Utility and Telecommunications Fund in the reorganization.